EXHIBIT B


PROPOSED AMENDMENT TO ARTICLES OF INCORPORATION

	No director of the Corporation shall be personally liable to the Corporation or its stockholders for money damages for any action taken, or any failure to take any action, solely as a director, based on a failure to discharge his or her own duties in accordance with Section 8.30 (entitled "General Standards for Directors") of the Vermont Business Corporation Act, except liability for: (i) the amount of financial benefit received by a director to which the director is not entitled; (ii) an intentional or reckless infliction of harm on the Corporation or the shareholders; (iii) a violation of Section 8.33 (entitled "Liability for Unlawful Distributions; Statute of Limitations") of the Vermont Business Corporation Act; or (iv) an intentional or reckless criminal act. The foregoing additional provisions shall not be construed in any way so as to impose or create any duty or liability.